  Exhibit 99.1

High Tide to Open Three New Canna Cabana Locations Across Ontario and Alberta

CALGARY, AB, Sept. 24, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it will open three new Canna Cabana branded locations across Ontario and Alberta, located in North York, Etobicoke, and Fort McMurray. These openings bring High Tide's total store count to 210 Canna Cabana branded locations across Canada, 89 in the province of Alberta and 88 in the province of Ontario.

"Momentum is clearly building across our network as we accelerate store openings in the second half of this year. Supported by our strong free cash flow profile, we continue to self-fund growth, targeting two to three new locations per month entirely from our own profits. This disciplined approach allows us to expand without relying on external capital while advancing steadily towards our stated goals," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Just as importantly, we are focused on securing only the best real estate in markets with high growth and high revenue potential. Cities such as Fort McMurray, North York, and Etobicoke remain key to our strategy, and our multiple locations in these areas underscore our conviction in their long-term value. We expect to be announcing additional openings in the weeks and months ahead, right through to year-end," added Mr. Grover.

NORTH YORK LOCATION

The Company's new Canna Cabana located at 1448 Lawrence Avenue East in North York, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use on September 26, 2025. Situated in a densely populated area, this location benefits from being part of a popular shopping centre. The storefront is also located at the major intersection of Lawrence Avenue and Victoria Avenue, offering excellent visibility and accessibility to local residents and commuters.

ETOBICOKE LOCATION

The Company's new Canna Cabana located at 1020 Islington Avenue in Etobicoke, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on September 27, 2025. Positioned along the busy north-south traffic artery of Islington Avenue, this new location will enjoy significant exposure to daily traffic. The location is uniquely positioned to serve both the large residential neighbourhoods nearby and the adjacent industrial and business park area, providing access to a strong daytime workforce as well as the immediate residential community.

FORT McMURRAY LOCATION

The Company's new Canna Cabana located at 10024 Franklin Ave in Fort McMurray, Alberta, will begin selling recreational cannabis products and consumption accessories for adult use on September 29, 2025. Sitting on the southeast end of Fort McMurray as part of the downtown core provides convenient access for both local residents and visitors. The demographics of the area are an excellent fit for Canna Cabana, with a strong base of year-round workers and seasonal employees, complementing the success of the existing Canna Cabana store at the north end of town. This new location also enhances accessibility to Fort McMurray's visitor population, given its proximity to numerous hotels and attractions.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 210 current locations across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, the level of competition in the area, the ability to expand at the rate of 2-3 locations per month without relying on external capital, and the announcement of further locations in the coming weeks and months. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 24-SEP-25